SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Form CB filed November 18, 2002

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 108(b)(8) [X]

ClubLink Corporation
(Name of Subject Company)

ClubLink Corporation
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Tri-White Corporation
(Name of Person(s) Furnishing Form)

Common Shares and
6% Convertible Subordinate Debentures Due 2008
(Title of Class of Subject Securities)

18947K202 (Common Shares)
18947KAA1 (6% Convertible Subordinate Debentures Due 2008)
(CUSIP Number of Class of Securities (if applicable))

Eugene Hretzay, Secretary of Tri-White Corporation,
Suite 1400, One University Avenue
Toronto, Ontario, Canada M5J 2P1
(416) 862-3800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 15, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Offer to Purchase and Circular*
Letter of Transmittal for Common Shares*
Letter of Transmittal for Debentures*
Notice of Guaranteed Delivery for Common Shares*
Notice of Guaranteed Delivery for Debentures*
Notice of Variation of the Offer to Purchase dated December 9, 2002**
Notice of Variation of the Offer to Purchase dated December 20, 2002

Item 2. Informational Legends

See cover page of the Offer and Circular dated November 15, 2002

* Previously furnished under cover of Form CB dated November 18, 2002.
** Previously furnished under cover of Form CB dated December 10, 2002.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with this document, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

NOTICE OF VARIATION AND EXTENSION

of the Offer to Purchase

Common Shares
and
6% Convertible Subordinate Debentures
due May 15, 2008 of

CLUBLINK CORPORATION

By

TRI-WHITE CORPORATION

This is a notice of variation and extension (the "**Notice**") to the offer (the "**Original Offer**") dated November 15, 2002 by Tri-White Corporation (the "**Offeror**") to purchase all of the common shares (the "**Common Shares**") and 6% convertible subordinate debentures due May 15, 2008 (the "**Debentures**") of ClubLink Corporation ("**ClubLink**") issued and outstanding at any time during the Offer Period, as amended by a notice of variation (the "**First Notice of Variation**") dated December 9, 2002. The Original Offer, as amended by the First Notice of Variation, and varied in the manner described in this Notice, is referred to herein as the "**Offer**". Unless the context requires otherwise, capitalized terms used herein but not defined in this Notice have the respective meanings set out in the Original Offer and accompanying Circular, as amended by the First Notice of Variation.

THE OFFER HAS BEEN AMENDED BY INCREASING THE PRICE PAYABLE FOR THE COMMON SHARES TO (I) $7.75 PER COMMON SHARE; (II) 2.5833 TWH SHARES PER COMMON SHARE; OR (III) ANY COMBINATION THEREOF, SUBJECT TO THE NEW MAXIMUM CASH CONSIDERATION AND THE NEW MAXIMUM SHARE CONSIDERATION SPECIFIED IN THIS NOTICE. SEE SECTION 1 OF THIS NOTICE, "**INCREASE IN THE PRICE OFFERED FOR THE COMMON SHARES**" FOR THE FULL TEXT OF THE AMENDMENTS.

THE OFFER, AS VARIED, HAS BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. TORONTO TIME ON JANUARY 15, 2003 UNLESS FURTHER EXTENDED OR WITHDRAWN.

Holders of Common Shares or Debentures wishing to accept the Offer must properly complete and duly execute the applicable Letter of Transmittal which accompanied the Original Offer (which, for Common Shares, is printed on blue paper and which, for Debentures, is printed on yellow paper) or a manually executed facsimile thereof and deposit it, together with certificates representing their Common Shares or Debentures, as the case may be, and all other documents required by the applicable Letter of Transmittal, at any one of the offices of Computershare Trust Company of Canada (the "Depositary") shown on the applicable Letter of Transmittal and on the back page of this Notice, all in accordance with the transmittal instructions in the applicable Letter of Transmittal. Alternatively, Shareholders and Debentureholders may follow the procedure set forth in Section 3 of the Offer, "Manner and Time of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this Notice, the Offer and Circular, the applicable Letter of Transmittal and Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the applicable Letter of Transmittal and on the back page of this Notice. Persons whose Common Shares or Debentures are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their ClubLink Securities to the Offer.

The Depositary for the Offer is Computershare Trust Company of Canada.

December 20, 2002

NOTICE TO SHAREHOLDERS AND DEBENTUREHOLDERS NOT RESIDENT IN CANADA

THE TWH SHARES AND TWH DEBENTURES ISSUABLE PURSUANT TO THE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY JURISDICTION OUTSIDE OF CANADA AND, IN PARTICULAR, HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. EXCEPT AS PROVIDED IN THE OFFER, NO TWH SHARES OR TWH DEBENTURES WILL BE DELIVERED TO ANY PERSON WHO IS, OR WHO APPEARS TO THE OFFEROR OR THE DEPOSITARY TO BE, A RESIDENT OF ANY FOREIGN JURISDICTION (A "NON-CANADIAN SHAREHOLDER OR DEBENTUREHOLDER"), UNLESS IT IS ESTABLISHED TO THE SATISFACTION OF THE OFFEROR, WHOSE DETERMINATION SHALL BE FINAL AND BINDING, THAT THE TWH SHARES OR TWH DEBENTURES MAY BE LAWFULLY DELIVERED IN SUCH JURISDICTION WITHOUT FURTHER ACTION BY THE OFFEROR AND WITHOUT SUBJECTING THE OFFEROR TO ANY REGISTRATION, REPORTING OR OTHER SIMILAR REQUIREMENT. SEE SECTION 14 OF THE OFFER, "SHAREHOLDERS AND DEBENTUREHOLDERS NOT RESIDENT IN CANADA".

The Offer is made for the securities of a foreign issuer. The Offer is subject to Canadian disclosure requirements that are different from disclosure requirements in the United States. Financial statements, if any, included in this document have been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to the financial statements of United States companies.

Shareholders and Debentureholders should be aware that the purchase and sale of Common Shares and Debentures pursuant to the Offer may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the facts that the Offeror is organized pursuant to the *Canada Business Corporations Act*, that some or all of its officers and directors may be residents of a foreign country and that a portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by investors of civil liabilities under United States federal securities laws may also be affected adversely by the facts that ClubLink is located in Canada and that all of its officers and directors are residents of Canada, and that all of the assets of ClubLink are located outside the United States. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares or Debentures or securities convertible into Common Shares or Debentures during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

All references to currency amounts in the Offer, including the Summary preceding it, and the Circular are in Canadian dollars, unless otherwise specifically indicated. As at December 19, 2002, the Bank of Canada noon exchange rate was U.S. $1.00 = Cdn. $1.5475.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares or Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares or Debentures in any such jurisdiction.

NOTICE OF VARIATION AND EXTENSION

TO: THE HOLDERS OF COMMON SHARES AND DEBENTURES

This Notice amends and supplements the Offer and the accompanying Letters of Transmittal and Notices of Guaranteed Delivery in the manner described in this Notice. Except as otherwise set forth in this Notice, the information, terms and conditions in the Offer continue to be applicable in all respects and this Notice should be read in conjunction with the Offer and Circular, provisions of which (as hereby amended) are incorporated herein by reference.

1. Increase in Price Offered for Common Shares

The Offeror has amended the Offer by increasing the consideration payable for the Common Shares to (i) $7.75 per Common Share; (ii) 2.5833 TWH Shares for each Common Share; or (iii) any combination thereof, subject to the Maximum Cash Consideration and the Maximum Share Consideration (as defined in this Notice).

Accordingly, the definitions of "Cash Option", "Share Option", "Offer Price", "Maximum Cash Consideration" and "Maximum Share Consideration" in the Original Offer have been amended to read in full as follows:

"***Cash Option***" means $7.75 in cash for each Common Share;

"***Share Option***" means 2.5833 TWH Shares for each Common Share;

"***Offer Price***" means $7.75 in respect of each Common Share and $1000.00 principal amount of TWH Debentures for each $1000.00 principal amount of Debentures, payable as set forth in Section 1 of the Offer, "The Offer";

"***Maximum Cash Consideration***" means $57.75 million; and

"***Maximum Share Consideration***" means 19,072,880 TWH Shares.

The amended Offer represents an opportunity for Shareholders to receive $7.75 cash per Common Share, representing a premium of 17.4% over $6.60, which was the closing price on The Toronto Stock Exchange of the Common Shares on September 12, 2002, the last trading day prior to the announcement of the Offer.

2. Extension of the Offer

To comply with applicable securities laws, the Offeror has extended the Expiry Time for the Offer from midnight (Toronto time) on December 20, 2002. The Offer will now expire at 9:00 p.m. (Toronto time) on January 15, 2003, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to section 4 of the Offer, "Variation or Extension of the Offer". Accordingly the definition of "Expiry Date" and "Expiry Time "in the Original Offer have been amended to read in full as follows:

"***Expiry Date***" means January 15, 2003, unless the Offer is extended (pursuant to section 4 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer so extended expires;

"***Expiry Time***" means 9:00 p.m. (Toronto time) on January 15, 2003, unless the Offer is extended (pursuant to section 4 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Time shall mean the latest time on which the Offer as so extended expires.

3. Conditions

The Offer remains subject to all the conditions contained in section 5 of the Offer, "Conditions", other than those conditions that have been deleted or modified by the Offeror in the First Notice of Variation.

4. Change in Information in the Offer and Circular

Background to the Amended Offer

On December 9, 2002, the Offeror mailed to the Shareholders and Debentureholders of ClubLink the First Notice of Variation deleting the minimum deposit condition for the Common Shares and the condition relating to access for due diligence purposes. On December 18, 2002, the Special Committee issued a press release indicating that it was unlikely that a superior proposal to the Offer would emerge prior to the Expiry Time. In light of this announcement, having considered its alternatives, and following discussions with ClubLink and its advisors the Offeror determined to increase the consideration offered in order to increase the likelihood that Shareholders will tender to the Offer.

Pro Forma Information

Assuming the acquisition by the Offeror pursuant to the Offer of all of the issued and outstanding Common Shares not currently owned by it, including the Common Shares issued upon the exercise of in-the-money options, and all of the issued and outstanding Debentures, there would be 64,962,399 TWH Shares outstanding and $76,714,000 aggregate principal amount of TWH Debentures outstanding.

As at September 30, 2002 on a pro forma basis after giving effect to such acquisition, the Offeror would have had total long term debt of approximately $232,577,000.

The impact of the increase in consideration payable for each Common Share is to increase total consideration by $3,692,000 assuming the purchase of all the issued and outstanding Common Shares ($1,226,000 assuming the purchase of that number of Common Shares, which together with the Common Shares owned by the Offeror, represents 50.1% of the issued and outstanding Common Shares). This has no material impact on the pro forma capitalization, financial statements, or ratios contained in the Original Offer.

5. Manner of Acceptance

The Offer is open for acceptance until the Expiry Time on the Expiry Date or until such time and date to which the Offer may be extended by the Offeror at its sole discretion. Common Shares and Debentures may be deposited pursuant to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner and Time of Acceptance".

6. Time for Payment

The Offeror will take up and pay for Common Shares and Debentures validly deposited (and not withdrawn pursuant to Section 7 of the Offer) as provided in Section 8 of the Offer, "**Payment for Deposited Common Shares and Debentures**".

7. Withdrawal of Deposited Common Shares and Debentures

Holders of Common Shares and Debentures have the right to withdraw their deposited Common Shares and Debentures as set out in Section 7 of the Offer, "**Withdrawal of Deposited Common Shares and Debentures**". The withdrawal of deposited Common Shares and Debentures by or on behalf of a Shareholder or Debentureholder, as applicable, must be effected as set out in Section 7 of the Offer.

8. Consequential Amendments

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer and Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery. Except as varied hereby, all terms of the Offer remain in effect, unamended.

9. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders and Debentureholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders and Debentureholders. However, such rights must be exercised within prescribed time limits. Shareholders and Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

6/11

APPROVAL AND CERTIFICATE

The contents of this Notice have been approved and the sending, communication or delivery thereof to Shareholders and Debentureholders has been authorized by the board of directors of the Offeror.

The foregoing, together with the Original Offer and Circular and the First Notice of Variation contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular and the First Notice of Variation does not contain any misrepresentation likely to affect the value or the market price of the Common Shares or Debentures subject to the Offer.

Dated: December 20, 2002

TRI-WHITE CORPORATION

(Signed) K. (RAJ) SAHI
Chairman and Chief Executive Officer

(Signed) DONALD W. TURPLE
Chief Financial Officer

On behalf of the Board of Directors of
TRI-WHITE CORPORATION

(Signed) JOHN LOKKER
Director

(Signed) FRASER R. BERRILL
Director

THE DEPOSITARY FOR THE OFFER IS:

Computershare Trust Company of Canada

By Mail

P. O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

By Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
E-Mail: caregistryinfo@computershare.com

By Facsimile Transmission: (416) 981-9663

Any questions and requests for assistance may be directed by Shareholders and Debentureholders to the Depositary at the telephone number and location set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit "A": Valuation report prepared by BMO Nesbitt Burns Inc. dated November 12, 2002. (previously filed)

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Tri-White Corporation concurrently with the Form CB.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Form CB is true, complete and correct.

TRI-WHITE CORPORATION

Dated: December 23, 2002

Name: Eugene Hretsay
Title: Secretary